Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300 • (818) 879-6810 • Fax (818) 879-6754 Email: michael_carter@dole.com
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
October 19, 2009
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, NE
Washington D.C. 20549
Attention: Jay Williamson

Re:	Your Comment Letter dated October 16, 2009 regarding Dole Food Company, Inc.’s Amendment to Registration Statement on Form S-1 Filed October 9, 2009 (File No. 333-161345)
Dear Mr. Williamson:
          Dole Food Company, Inc. (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (File No. 333-161345) filed with the Securities and Exchange Commission (the “Commission”) on August 14, 2009 and amended on September 18, 2009, September 24, 2009, October 2, 2009 and October 9, 2009 (the “Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission Amendment No. 5 to the Registration Statement (“Amendment No. 5”) and have included with this letter a marked copy of Amendment No. 5.
Form S-1, filed October 9, 2009
Registration Statement Cover Page
1.	It appears that the maximum aggregate offering price calculated using the maximum offering price and the amount of securities being registered, including the underwriters option to purchase additional shares, results in a maximum aggregate offering price of $616,083,750 rather than the $575,011,500 included in the fee table. Please revise the fee table to reflect the maximum aggregate offering price. We direct your attention to Rule 457(o) of Regulation C.
          In response to the Staff’s comment, we have revised the fee table on the cover page of Amendment No. 5 as requested to reflect a maximum aggregate offering price of $616,083,750.

Mr. Jay Williamson
October 19, 2009

Front Cover Page of Prospectus
2.	We note that you have added five names to your list of underwriters on your cover page for a total of nine. Please revise to include only the names of the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.
          In response to the Staff’s comment, we confirm that all underwriters included on the cover page of the prospectus are managing underwriters.
The Offering, page 9
3.	We note your disclosure that common stock to be outstanding after this offering does not include 2,246,000 shares of common stock subject to awards issued in connection with this offering. We could not reconcile this amount with the sum of the awards disclosed on pages 40 and 41 of 2,201,000 awards, which consists of 393,333 shares of restricted stock that will be issued in connection with this offering, and 457,667 shares of restricted stock and 1,350,000 stock options that will be granted that are not directly related to this offering. Please provide us with a reconciliation of the 2,246,000 shares of common stock subject to awards that will be issued in connection with this offering, and revise your disclosures as necessary.
          The disclosure of the number of stock options to be issued in connection with this offering of 1,350,000 that appeared on page 41 of Amendment No. 4 was a rounded number and therefore could not be reconciled to the amount appearing on page 9 of Amendment No. 4. In response to the Staff’s comment, we have revised the disclosure on page 43 of Amendment No. 5 to reflect the actual stock options to be issued of 1,395,000. Accordingly, our disclosure in the unaudited pro forma financial statements will now include 2,246,000 shares (composed of restricted shares of 393,333 to be issued in connection with this offering and 1,395,000 stock options and 457,667 restricted shares to be issued that are not directly related to this offering), which is consistent with the amounts discussed on page 9 of Amendment No. 5 under “—The Offering” and throughout Amendment No. 5.
Use of Proceeds, page 26
4.	We note that you will be using proceeds from the offering to pay $85 million of debt assumed in the Restructuring Transaction. Please add a cross-reference to a detailed discussion of this related party transaction.
          In response to the Staff’s comment, we have revised the disclosure on page 27 of Amendment No. 5 as requested to add a cross-reference to the detailed discussion of the related party transaction.

Mr. Jay Williamson
October 19, 2009

5.	We also note that some of the underwriters have an interest in some of the debt to be repaid from this offering. Please refer to this interest and add a cross-reference to the more detailed discussion in the underwriting section.
          In response to the Staff’s comment, we have revised the disclosure on page 27 of Amendment No. 5 as requested to add a cross-reference to the detailed discussion in the underwriting section.
6.	Please disclose the interest rate and term of the debt of the revolving credit facility, as required by Instruction 4 to Item 504 of Regulation S-K.
          In response to the Staff’s comment, we have revised the disclosure on page 27 of Amendment No. 5 as requested to disclose the interest rate and term of the revolving credit facility.
Dilution, page 30
7.	We note that your net tangible book value at June 20, 2009 excludes your deferred tax assets and deferred tax liabilities of $22,180 thousand and $257,512 thousand, respectively. Please explain to us why you exclude deferred tax assets and liabilities from net tangible book value. Also revise your disclosure to describe in sufficient detail the reason(s) for the exclusion of these items from your net tangible book value, and the impact of the exclusion on net tangible book value per share, adjusted net tangible book value per share, and dilution per share to view investors.
          We have excluded deferred income taxes from net tangible book value because of the significance of the deferred income taxes related to our intangible assets. As of June 20, 2009, the Company had approximately $295 million of deferred tax liabilities associated with its intangible assets. We believe that it would be inconsistent to exclude the intangible assets from the calculation of tangible book value and continue to include the associated deferred taxes. We respectfully submit that because there are no authoritative guidelines for defining how net tangible book value is computed that such item could be excluded with sufficient disclosure. In response to the Staff’s comment, and consistent with our telephonic discussions with the Staff occurring on October 16, 2009 and October 19, 2009, we have revised page 32 of Amendment No. 5 to describe the reason for the exclusion of deferred taxes from the calculation of net tangible book value, and have also disclosed the impact of the exclusion on net tangible book value per share, adjusted net tangible book value per share, and dilution per share as a result of the pro forma transactions.

Mr. Jay Williamson
October 19, 2009

8.	Please clarify for us how you arrived at an adjusted net tangible book value of $11.1 million at June 20, 2009.
          In response to the Staff’s question, we have revised the adjusted net tangible book value to be $2.5 million on page 32 of Amendment No. 5. This updated amount replaces the previous amount of $11.1 million which was a typographical error, and is reflective of the updated presentation for dilution as discussed with the Staff telephonically on October 16, 2009.
9.	It appears to us that you determined the adjusted net tangible book value at June 20, 2009 by adding the estimated net offering proceeds of $468 million to the net tangible book value at June 20, 2009 of $(356.8) million (i.e. $111.1 million). Please tell us why you believe the net offering proceeds of $85 million that will be used to extinguish the remaining balance outstanding on the Hotel and Wellness Center Debt should be included in your adjusted net tangible book value at June 20, 2009. In that regard, tell us how you considered the presentation of pro forma net tangible book value that would incorporate the pro forma adjustment of $85 million among other adjustments.
          Our calculation of the adjusted net tangible book value on page 30 of Amendment No. 4 was based upon the Dole Food Company, Inc. June 20, 2009 balance sheet, which was not adjusted for the various pro forma transactions. We computed net tangible book value in this manner as we believed that this presentation was most consistent with prevailing practice related to the computation of dilution related to an initial public offering. In response to the Staff’s comment and consistent with our telephonic discussions with the Staff on October 16, 2009 and October 19, 2009, we have revised the disclosures on page 32 of Amendment No. 5 to include lines in our dilution computation to show the incremental change in our net tangible book value resulting from each of the following: (1) the Merger Transaction, (2) the Transfer Transaction, (3) the Refinancing Transaction and (4) the Offering. We have also included specific footnotes commenting on how each of these elements was computed. As a result, the dilution per share to the new investor included in Amendment No. 5 reflects the difference between the assumed offering price per share of common stock of $14 and our pro forma net tangible book value showing the impact of each of the four components discussed above. As a result of the updated disclosure, the pro forma net tangible book value includes the impact of the use of proceeds to extinguish approximately $85 million of Hotel and Wellness Center Debt that will be repaid from the proceeds of the offering.

Mr. Jay Williamson
October 19, 2009

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 32
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements, page 36
Notes Applying to this Offering, page 39
Note (o), page 41
10.	We note your statement that 457,667 restricted shares of common stock and 1,350,000 stock options are not directly related to this offering and are intended as a replacement of compensation given under the Company’s long-term incentive plan. Please clarify for us whether the long-term incentive plan is the Sustained Profit Growth Plan as describe on pages 110-111. If so, tell us how you determined and why you will issue the final awards for the 2007 — 2009 Incentive Period prior to the end of 2009. In that regard, we note on page 111 that like the 2006 Incentive Period, the Growth Plan for the 2007 — 2009 Incentive Period is based on consolidated revenue in the last fiscal year of the three year period and average CFROI over the three-year period. In addition, you disclose on page 110 that each Named Executive Officer’s final award in connection with each grant is determined as of the end of the Incentive Period for that grant, and is paid in a lump sum no later than 90 days following the end of the Incentive Period.
          The restricted share and stock option awards disclosed under Note (o) on page 41 of Amendment No. 4 are not being granted in connection with the 2007-2009 Incentive Period under the Sustained Profit Growth Plan. Rather, the awards are being granted in lieu of grants of cash-based long term incentives for the 2009-2011 Incentive Period under the Sustained Profit Growth Plan. The awards, if any, earned under the Sustained Profit Growth Plan for the 2007-2009 Incentive Period and the 2008-2010 Incentive Period will be paid in accordance with the terms of the Sustained Profit Growth Plan as described under “Long-Term Incentives” on pages 112 and 113 of Amendment No. 5. In response to the Staff’s comment, we have revised the disclosure on page 43 of Amendment No. 5 to change the description of the referenced plan from the long-term incentive plan to the Sustained Profit Growth Plan. In addition, we have further revised Note (o) on page 43 of Amendment No. 5 to clarify that the pending grants made by the Company for the 2007 — 2009 cycle and for the 2008-2010 cycle will be paid in cash in the normal course of business based upon the provisions of the Plan.
11.	We note your statement that pro forma adjustment have also not been made to adjust for the compensation costs included in the historical periods presented for the long-term incentive plan for which no grants will be issued subsequent to this offering. To the extent the estimated fair value of share-based payment awards to be granted as a replacement of compensation given under the Company’s long-term incentive plan (i.e. the additional 457,667 restricted shares of common stock and 1,350,000 stock

Mr. Jay Williamson
October 19, 2009

options) will be material to your future financial results, please disclose the estimated impact of such material charges to your future financial results.
          In response to the Staff’s comment, we have revised the disclosure on page 43 of Amendment No. 5 as requested to disclose the estimated compensation cost to be incurred in connection with the grant of restricted shares and stock options to named employees and outside directors as replacement compensation, and have also revised page 43 of Amendment No. 5 to disclose the compensation expense incurred for our Sustained Profit Growth Plan during the half-year ended June 20, 2009 and the year ended January 3, 2009.
          We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810.
Sincerely,
/s/ C. Michael Carter
C. Michael Carter

cc:	David A. DeLorenzo Joseph S. Tesoriero Jonathan K. Layne Alison S. Ressler